UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-151246

Frontier Communications 401(k) Savings Plan (formerly Citizens 401(k) Savings Plan)
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 (Exact name of registrant as specified in its charter)

3 High Ridge Park, Stamford, Connecticut  06905
(203) 614-5600
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(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Frontier Communications Corporate Services Inc. Savings and Security Plan
for West Region Hourly Employees
Plan Interests in the Frontier Communications Corporate Services Inc. Management 401(k) Plan
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(Title of each class of securities covered by this Form)

Plan Interests in the Frontier Communications 401(k) Savings Plan
(formerly Citizens 401(k) Savings Plan)
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(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Effective December 31, 2011, the Frontier Communications Corporate Services Inc. Savings and Security Plan for West Region Hourly Employees and the Frontier Communications Corporate Services Inc. Management 401(k) Plan (collectively, the “Merged Plans”) were merged into the Frontier Communications 401(k) Savings Plan (formerly Citizens 401(k) Savings Plan) (the “Frontier Plan”).  As a result, the Merged Plans ceased to exist and the interests in the Merged Plans, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist.  Pursuant to Rule 15d-6, the Frontier Plan has filed this Form 15 as successor in interest to the Merged Plans to reflect the suspension of the Merged Plans’ duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Frontier Communications 401(k) Savings Plan, as successor to each of the Frontier Communications Corporate Services Inc. Savings and Security Plan for West Region Hourly Employees and the Frontier Communications Corporate Services Inc. Management 401(k) Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 12, 2012
FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN (FORMERLY CITIZENS 401(K) SAVINGS PLAN), AS SUCCESSOR TO THE FRONTIER COMMUNICATIONS CORPORATE SERVICES INC. SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES AND THE FRONTIER COMMUNICATIONS CORPORATE SERVICES INC. MANAGEMENT 401(K) PLAN

By: /s/ Brian L. Carlo
Name: Brian L. Carlo
Title: Plan Administrator